Image Globe Solutions, Inc.

C/O Law Office

4766 Holladay Blvd.

Holladay, Utah 84117

801-273-9300

July 7, 2006

Securities and Exchange Commission

Washington, D.C. 20549-0405

Re: Withdrawal from Registration

To Whom It May Concern:

Image Globe Solutions, Inc. ("the Registrant") hereby requests that its recent registration filing on Form SB-2 be withdrawn. The request is made due to developments in the Registrant's business, the number of shares to be registered, and need to prepare additional financial statements. Pursuant to Rule 477, the Registrant hereby represents that no securities were sold in pursuant to the registration or offering.

Sincerely,

/s/ Paul Barry

Paul Barry, President